March 4, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds, Esq.

     Re:   DermaPlus, Inc. - Withdrawal of Registration Statement No. 333-121733

Dear Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, DermaPlus, Inc., a Delaware corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form SB-2. Taking into consideration that the Company anticipated raising capital through an offering offshore which failed to materialize combined with the fact that the Company's best opportunity to raise capital is within the United States, the Company does not believe it is possible to complete the offering for which the registration statement was filed without raising additional funds.

The board of directors of the Company believes that it is in the best interest of the Company and consistent with the public interest to withdraw the above-referenced Registration Statement in reliance on Rule 155(c), and respectfully requests that the Commission consent to such withdrawal. I hereby confirm that no securities were issued pursuant to the Registration Statement. In addition, the Company may undertake a subsequent private offering in reliance on Rule 155(c).

Should you have any questions or comments on this matter, please contact our counsel, William S. Rosenstadt of Rubin, Bailin, Ortoli, Mayer & Baker LLP. Mr. Rosenstadt may be reached at (212) 935-0900.

Thank you for your consideration in this matter.

Best regards,

/s/ Burt Ensley

Burt Ensley
President & CEO